Exhibit 99.1
Shinhan Financial Group submitted a ‘Shinhan Financial Group ESG Report 2021’ to Korea Exchange

On July 14, 2022, Shinhan Financial Group submitted ‘Shinhan Financial Group ESG Report 2021’ (“the Report”) to Korea Exchange. The report is available at our website (www.shinhangroup.com).

The Report complies with Sustainability Reporting Guidelines of the Global Reporting Initiative (GRI) and fulfills the conditions in accordance with the Core Option. The financial information included in the Report follows the Korean International Financial Reporting Standards (K-IFRS), which uses the unit of the Korean won (KRW).

In addition, this Report considers the Disclosure Recommendations of the TCFD(Task Force on Climate-related Financial Disclosures) for disclosure of climate change-related information and the SASB(Sustainability Accounting Standards Board) to reflect important industry-specific disclosure standards.

It also reflects the UN Principles for Responsible Banking (PRB), UN Guiding Principles Reporting Framework(UNGP), KRX Information Disclosure Guidelines, the draft of the IFRS Sustainability Disclosure Standards, and other reports of global initiatives such as Stakeholder Capitalism Metrics(SCM) of the World Economic Forum(WEF).